FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of May 2004

Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X          Form 40-F
                               ---                  ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No X
                                 ---        ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ Energy Utility Sells its Stake in Prazska energetika Regional Distribution Company


Today, CEZ Energy Utility has published a notice in Hospodarske noviny daily, launching a one-round tender to sell its shareholding in Prazska energetika, a.s. (PRE).



The purchase price offered will be the primary criterion in selecting the winner of the tender. However, the acquirer of the stake in PRE will have to evidence the fulfillment of further preconditions stipulated by the decision of the Office for the Protection of Economic Competition.


CEZ acquired the stake in PRE, representing 34% of voting rights, from the National Property Fund of the Czech Republic in 2003, in addition to stakes in other regional distribution companies. Under the Office's decision dated March 18, 2003, CEZ is required to sell its stake in PRE. CA IB Corporate Finance a.s. will act as advisor to CEZ in the preparation and management of the tender for the sale of the stake in PRE.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEZ, a. s.

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                                                 (Registrant)


Date:  May 7, 2004                    By:     /s/ Libuse Latalova
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                                                Libuse Latalova
                                         Head of Finance Administration